July 10, 2025

Patrick Hallinan
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

        Re: Stanley Black & Decker, Inc.
            Form 10-K for the Year Ended December 28, 2024
            Form 10-Q for the Quarter Ended March 29, 2025
            Response Letter dated May 21, 2025
            File No. 001-05224
Dear Patrick Hallinan:

       We have reviewed your May 21, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 7,
2025 letter.

Form 10-K for the Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings, page 32

1. We note from your response to our prior comment 2 that the closure of the Ft. Worth site and related inventory and tooling charges were a result of your inability to fully ramp production using new automation technology and equipment. As a result, the inventory and tooling were no longer viable or usable elsewhere in the
Company   s
       operations. Please tell us more about the decision to close the Ft. Worth plant, including what specifically led to the closure during 2023, and describe any broad effects this decision had on your operations. As part of your response, please clarify why this inventory and tooling could not be used elsewhere in the company or sold to
 July 10, 2025
Page 2

       a third party. In addition, please quantify the amount of the charge incurred related to each type of inventory and tooling equipment.
       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing